SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated November 4, 2004.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

Centers for Medicare & Medicaid Services awards
over $100 million in new contracts to CGI-AMS

Fairfax, Virginia – November 4, 2004 – CGI-AMS, part of CGI Group Inc. (TSX: GIB.A; NYSE: GIB), today announced the signing of several contracts with the Centers for Medicare & Medicaid Services (CMS) totaling over US$100 million. CMS is the federal agency within the U.S. Department of Health and Human Services (HHS) responsible for the Medicare, Medicaid and the State Children’s Health Insurance Program (SCHIP) programs. In addition, CMS is the primary agency responsible for the Health Insurance Portability and Accountability Act (HIPAA) implementation.

The recently awarded contracts include technical solutions and support for several CMS component areas. These contracts include support for the medicare.gov Web site – the official U.S. government Web site for Medicare consumer information, the Health Plan Management System, the Fraud Investigation Database, and provider enrollment and identification systems. All projects contribute to the streamlining and modernization of information sources that enhance customer service for the Medicare beneficiaries as well as healthcare professionals.

“CGI-AMS is excited to expand its partnership with CMS and to continue providing technology solutions to help improve the efficiency and integrity of Medicare programs to meet the needs of over 40 million senior and disabled beneficiaries each year. We look forward to our continuing work with CMS to develop program enhancements that will help the organization address the challenges and opportunities presented by both HIPAA and the Medicare Modernization Act,” said Donna Morea, president of CGI-AMS.

CGI-AMS has been supporting the agencies’ Web sites – www.medicare.gov and www.cms.hhs.gov — since 1999.  Since that time, the content and scope of the sites has grown dramatically and the number of Web page views has multiplied to reach over 15 million visits per month for each Web site. The site now provides over a dozen interactive tools designed to provide visitors with important information to assist them in making informed health care decisions including the comparison of drug prices under MMA. CGI-AMS will now also provide support and enhancements to The Health Plan Management System — a Web-enabled centralized information system used to analyze Plan level quality of care, benefit packages, financial management data, and compliance monitoring. CGI-AMS will work with CMS to maintain and support a specific subset of new HPMS software modules to support Medicare Modernization Act (MMA) provisions.

In addition to supporting enhancements to CMS’ consumer information tools, CGI-AMS will continue providing support for several systems under CMS’ Office of Financial Management. This work will include enhancements to The Fraud Investigation Database, a centralized system that allows CMS to monitor fraudulent activity and payment suspensions related to Medicare and Medicaid providers. In addition, CGI-AMS will continue to develop the Provider Enrollment Chain and Ownership System, which is the national enrollment system for all Medicare providers in the U.S that provides a single, centralized database to track individuals, organizations and their relationships across the entire Medicare program. CGI-AMS will also continue its support of The National Plan Provider Enumeration System, which is an application and database that uniquely identifies healthcare providers and issues a unique identifier – the National Provider Identifier (NPI) — as required by HIPAA regulations.

About CGI-AMS
CGI-AMS is the U.S. operating subsidiary of CGI Group Inc. Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$2.8 billion) and at September 30, 2004, CGI’s order backlog was CDN$13 billion (US$9.4 billion). CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:
CGI
Investor relations
Jane Watson, vice-president, investor relations, (416) 945-3616
Ronald White, director, investor relations, (514) 841-3230

Media relations
Eileen Murphy, director, media relations, (514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: November 4, 2004	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary